

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2021

Sam Lai
Chief Executive Officer
Hour Loop, Inc.
8201 164th Ave NE #200
Redmond, WA 98052-7615

Re: Hour Loop, Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed December 16, 2021
     File No. 333-260540

Dear Mr. Lai:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Capitalization, page 37

1. Please revise to include amounts due to related parties in your capitalization table and disclose the amounts on an actual and "as adjusted" basis. Also, the amount of long-term debt disclosed in your capitalization table at September 30, 2021 of $4,170,418 does not agree to the amount in your interim balance sheet on page F-22 of $2,170,418. Please reconcile and revise these disclosures.

       You may contact Tatiana Meadows, Staff Accountant, at (202) 551-3322 or Linda Cvrkel, Staff Accountant, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Laura Anthony, Esq.